BAIDU, INC.

Baidu Campus

No. 10 Shangdi 10th Street

Haidian District, Beijing 100085

The People’s Republic of China

July 12, 2012

VIA EDGAR

Kathleen Collins, Accounting Branch Chief

Laura Veator, Staff Accountant

Gabriel Eckstein, Staff Attorney

Matthew Crispino, Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Baidu, Inc. (the “Company”) Form 20-F for Fiscal Year Ended December 31, 2011 (“2011 20-F”) Filed March 29, 2012 File No. 000-51469

Dear Ms. Collins, Ms. Veator, Mr. Eckstein and Mr. Crispino:

This letter sets forth the Company’s response to the comments contained in the letter dated June 27, 2012 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2011 20-F. The comments are repeated below and followed by the response thereto.

Form 20-F for the Fiscal Year Ended December 31, 2011

Item 3.D. Risk Factors

Interruption or failure of our own information technology…, page 8

1.	You disclose that in July 2011 “[y]our services were inaccessible to many users for approximately a half an hour due to network failure.” Please tell us the nature of the network failure, including whether the failure was the result of a cybersecurity attack. In addition, given the January 2010 hacking incident you disclose, tell us what consideration you gave to the guidance on cybersecurity in CF Disclosure Guidance: Topic No. 2 (October 13, 2011).

The Company supplementally advises the Staff that the referenced incident in July 2011 where the “services were inaccessible to many users for approximately half an hour” was due to network failure caused by an inadvertent operating error instead of any third-party cybersecurity attack. As disclosed in the 2011 20-F, the incident in January 2010 where the Company’s internet search services were interrupted for approximately five hours was caused by a cybersecurity attack on the systems of a domain name registrar in the U.S. where the servers of the Company’s main domain name are recorded. With respect to the two incidents, users of the Company’s website might have been adversely affected for a short period of time before the website resumed normal operation. However, the Company did not incur substantial costs due to lost revenues, litigation or increased cybersecurity protection costs. In light of the above, the Company decided to disclose these two incidents in the context of the referenced risk factor.

The Company considered the guidance on cybersecurity in CF Disclosure Guidance: Topic No. 2 (October 13, 2011) in the process of preparing the 2011 20-F. The Company evaluated the cybersecurity risks by taking into account relevant information, such as the prior cyber incidents, the probability, frequency, severity and consequences of cyber incidents, and decided to include the following two risk factors relating to cybersecurity in the 2011 20-F:

•

Interruption or failure of our own information technology and communications systems or those of third-party service providers we rely upon could impair our ability to provide products and services, which could damage our reputation and harm our results of operations. (page 8 of 2011 20-F)

•	Failure of information security could damage our reputation and brand, and harm our business and results of operations. (page 17 of 2011 20-F).

As discussed above, the Company did not incur substantial costs from its historical cyber incidents, nor does the Company believe the risk of potential incidents represents a material trend that is reasonably likely to have a material effect on the Company’s financial condition. Therefore, the Company concluded that it would be unnecessary to include discussion of cybersecurity risks and cyber incidents in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (MD&A) section. In addition, as the cyber incidents did not materially affect the Company’s products and services, business relationships or competitive condition, nor did they lead to any material pending legal proceeding against the Company, the Company did not provide cybersecurity related disclosure in the “Item 4.B. Business Overview” or “Item 8.A.—Legal Proceedings” disclosures in the 2011 20-F.

A severe and prolonged economic recession…, page 14

2.	Please advise what consideration you gave to addressing here and in your Management Discussion risks related to your exposure to spending by small and medium enterprises (“SMEs”). In this regard, we note the disclosure on page 67 that your P4P customer growth was primarily driven by the adoption of P4P services by SMEs.

As the Staff noted, SMEs constitute the primary portion of the Company’s customers. The Company respectfully advises the Staff that its discussion of exposure to customer spending under the referenced risk factor on page 14 of the 2011 20-F and the MD&A section on page 67 of the 2011 20-F primarily reflected the Company’s exposure to spending by SMEs.

The referenced risk factor on page 14 of the 2011 20-F is to address the Company’s risk exposure to the economic recession, and has included the following disclosure relating to its exposure to customer spending:

Our customers may reduce or delay spending with us, while we may have difficulty expanding our customer base fast enough, or at all, to offset the impact of decreased spending by our existing customers.

In terms of spending by SMEs, no single SME customer, among the Company’s very diversified customer base, accounted for over 0.25% of the Company’s total revenues in any of the past three years. SMEs in China are generally formed to serve local markets, and SMEs exist and new SMEs are being formed across a wide range of industries in numerous localities in China constantly. Although the Company could not be insulated from the global economic recession and the slowdown in the Chinese economy, the Company’s diversified SME customer base, the tremendous number of SMEs in China and the increasing recognition of using internet as a cost effective marketing tool allow the Company to grow its business, the P4P services in particular, and to weather the economic downturns better.

In light of the above, the Company does not believe it would be necessary to further elaborate on its exposure to spending by SMEs in addition to its existing discussion of overall customer spending in the referenced risk factor.

Item 4.B. Business Overview

Competition, page 47

3.	With a view to material disclosure in future filings, please provide us your analysis regarding the competition from vertical search sites that specialize on specific online content, including any threats to divert traffic from your site.

The Company is aware that vertical search sites have proliferated in certain markets outside of China and co-exist with general search engines in those markets. In theory, vertical search sites may offer an alternative tool for users to get specific information which they cannot reach through general search engines easily. The Company is aware of some vertical search sites that emerge in the China market, but does not believe that any of these sites has developed to a stage that changes the competitive landscape of the internet search market in China or become a primary competitor of the Company. As disclosed under the “Item 4.B. Business Overview” of the 2011 20-F, the Company also offers vertical search products on its Baidu.com website, such as video search, travel search and job search, which cover the most frequently searched verticals based on the Company’s experience. The Company’s Baidu.com website continues to be the unparalleled internet gateway to users in China given its 86.9% market share in the first quarter of 2012 in the Chinese language web search market as measured by the number of Chinese language web search requests handled, according to iResearch Consulting Group, and its status being the largest website in China as measured by user traffic in June 2012, according to Alexa.com. In light of the above, the Company did not, and does not believe it is necessary to, discuss vertical search sites under the “Item 4.B. Business Overview—Competition” section at the current stage. However, if the competitive landscape changes in the future and vertical search sites pose threats to divert significant traffic from the Company’s site, the Company will include the relevant disclosure in its future 20-F filings.

Item 18. Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 1. Organization, Consolidation and Presentation of Financial Statements

Loan Agreements, page F-9

4.	We note from your response to comment 4 in your letter dated October 22, 2011 that you planned to file the renewed loan agreement between Baidu Online and Baidu Pay as an exhibit to the Form 20-F covering fiscal 2011. However, it does not appear that this loan agreement has been filed as an exhibit. Tell us what consideration you gave to filing this agreement.

In the process of preparing the 2011 20-F, the Company further examined the loan agreements relating to Baidu Pay and confirmed that a loan agreement dated March 5, 2010 was previously filed as Exhibit 4.40 to the Form 20-F covering 2010 fiscal year. As noted in the response letter to the Staff dated October 21, 2011 concerning the Form 20-F for the 2010 fiscal year, a renewed loan agreement relating to Baidu Pay was executed on April 27, 2010. This renewed loan agreement is identical to the one previously filed as Exhibit 4.40 except for the execution date. Given the lack of material difference in the contents of the two agreements, the Company did not file the agreement dated April 27, 2010 in the 2011 20-F. The Company will file the renewed loan agreement as an exhibit in its future 20-F filing, if the Staff requests so.

Exclusive Technology Consulting and Service Agreements, page F-11

5.	We note your response to comment 4 in your letter dated October 22, 2011 where you indicated that you would disclose in future filings the amount of service fees the VIEs paid to Baidu Online. However, it does not appear that you have disclosed this information. Please tell us the amount of service fees that Baidu Netcom and Baidu Perusal paid to Baidu Online as a percentage of their respective net incomes and tell us what consideration you gave to disclosing this information.

The Company respectfully submits that (1) the Company disclosed the formula for calculating the service fees stipulated in each of the exclusive technology consulting and service agreements relating to Baidu Netcom, Beijing Perusal, BaiduPay and Baidu HR in the last paragraph on page F-11 of the 2011 20-F; and (2) the Company included the following disclosure of the amount of service fees paid by each of Baidu Netcom, Beijing Perusal, BaiduPay and Baidu HR as a percentage of their respective net income on page 62 of the 2011 20-F pursuant to the Company’s agreement to include this disclosure in its response letter to the Staff dated October 21, 2011 concerning the Form 20-F for the 2010 fiscal year:

The amount of service fees Baidu Netcom paid to Baidu Online was 90%, 90% and 89% of its net income before income taxes and the service fees were charged for 2009, 2010 and 2011, respectively. The amount of service fees Beijing Perusal paid to Baidu Online was 93%, 87% and over 100% of its net income before income taxes and the service fees were charged for 2009, 2010 and 2011, respectively. After paying service fees to Baidu Online, net income of Baidu Netcom and Beijing Perusal is insignificant because substantially all of their operating profits have been paid as service fees to Baidu Online. BaiduPay and Baidu HR have not paid any service fees to Baidu Online due to their break-even or loss position since their respective inception.

Note 3. Business Combination

Acquisition of Qunar, page F-30

6.	We note your disclosure that fair value of the redeemable noncontrolling interest was estimated using the income approach. Please tell us whether the acquisition date fair value of this interest also included the value of the embedded put right and tell us what consideration you gave to disclosing this information.

The Company respectfully advises the Staff that the acquisition date fair value of the noncontrolling interest included the fair value of the embedded put right; however, the embedded put right was not separately fair valued since it is considered an embedded feature in the ordinary shares that does not require bifurcation in accordance with ASC 815-15. As the operation of Qunar Cayman Islands Limited (“Qunar”) has been improving and is expected to continue to improve, the Company expects the enterprise value of Qunar to continue to increase. Therefore, the Company concluded that the possibility of the noncontrolling shareholders exercising the embedded put right is remote, and the fair value of the embedded put right is insignificant. Given the insignificant fair value of the embedded put right and the conclusion that the embedded put right does not require separate bifurcation, the Company did not believe it was necessary to disclose such information.

7.	We further note that “[a]s the noncontrolling interests are currently redeemable at any time after the acquisition date, the adjustments of adjusting the carrying amount of the noncontrolling interests to the fixed redemption amount would be recorded at each reporting date.” In addition, you state that the “Company considered the impact of redemption feature only in the calculation of income available to ordinary shareholders of the Company used in the earnings per share calculation without adjusting net income attributable to the Company.” Please clarify your accounting for the redeemable interest, including whether any adjustments have been recorded to accrete the carrying value to the fixed redemption amount, how such adjustments have been reflected in the financial statements, and whether the carrying amount as of December 31, 2011 represents the redemption amount. If not, tell us the redemption value as of December 31, 2011. Further, tell us the authoritative literature you have relied on in accounting for this interest and tell us what consideration you gave to the disclosure provisions of ASC 480-S99-3A-24.

The Company respectfully advises the Staff that the initial carrying value of the redeemable noncontrolling interest was recorded at its fair value on the acquisition date, which equaled the fixed redemption amount of US$146 million, as the noncontrolling interest is immediately redeemable. Therefore, no accretion was required to be recorded. For subsequent measurement, in accordance with ASC 480-10-S99-3A-14, the carrying value of the redeemable noncontrolling interest should be adjusted to its maximum redemption amount at each balance sheet date, as the noncontrolling interest is currently redeemable at any time after the acquisition date. As of December 31, 2011, the aggregate carrying value of redeemable noncontrolling interest, after recognition of attributed losses, was lower than the fixed redemption amount by an insignificant amount of US$1.6 million. As a result of the insignificant difference between the carrying value and the fixed redemption value, the Company did not record an accretion adjustment.

The Company has relied on the accounting literature in (i) ASC 480-10-S99-3A-4 for the classification of the redeemable noncontrolling interest, (ii) ASC 480-10-S99-3A-12 and ASC 480-10-S99-3A-14 for the initial measurement and the subsequent measurement, (iii) ASC 480-10-S99-3A-22(b) for the earnings per share calculation, and (iv) ASC 480-10-S99-3A-24 for the required disclosures.

With respect to the disclosure provisions of ASC 480-10-S99-3A-24, the Company disclosed information required under ASC 480-10-S99-3A-24(a) on page F-32 of the 2011 20-F. The disclosure provisions of ASC 480-10-S99-3A-24(b) through (e) were not applicable to the noncontrolling interest of the Company, as (i) the Company did not elect to accrete changes in the redemption amount in accordance with ASC 480-10-S99-3A-15(a), (ii) the noncontrolling interest is currently redeemable, and (iii) there were no charges or credits as discussed in ASC 480-10-S99-3A-20 and 22(a) or deconsolidation of a subsidiary.

Note 4. Investments

Long-term investments, page F-33

8.	We note that you obtained additional ordinary shares in Qiyi with consideration in the form of future online marketing services to be provided to Qiyi. Tell us the value that you recorded as an investment for these shares, how you determined such value, and the authoritative literature that you followed in accounting for these shares. Further, tell us what consideration you gave to disclosing this information.

The Company respectfully advises the Staff that the ordinary share investment was measured at its fair value on the issuance date and the fair value of the investment was based on the fair value of the ordinary shares of Qiyi valued using the income approach. The Company accounted for ordinary shares issued in exchange for online marketing services pursuant to ASC 505-50. In accordance with ASC 505-50, equity instrument issued for services provided by non-employees shall be measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. The Company determined that the fair value of the ordinary shares received is more reliably measurable than the fair value of the future online marketing services to be provided to Qiyi, as such services have not been sold on a standalone basis by the Company whereas the fair value of the ordinary shares of Qiyi can be derived based on Qiyi’s enterprise value. As the amounts recognized as investment and revenue were US$5.96 million in the year ended December 31, 2011, which were insignificant, the Company did not believe it was necessary to disclose such information.

9.	We note that you have recognized cumulative losses in Qiyi of $19 million. Tell us whether you consider any impairment indicators to be present for this investment and how you have calculated any impairment losses. Further, tell us what consideration you gave to the recoverability of any related party loans receivable from this entity. Tell us what consideration you gave to disclosing this information.

(i)	Assessment of investment in Qiyi

The Company respectfully advises the Staff that the Company has assessed the investment for other-than-temporary impairment for the year ended December 31, 2011 in accordance with ASC 323-10-35-31 through ASC 323-10-35-32A.

Although Qiyi was in a cumulative loss position as of December 31, 2011, it has experienced rapid growth since the commencement of its online video business in March 2010. The market share of Qiyi in terms of monthly total user time spent viewing online videos in China increased from 7% in 2010 to 12% in 2012 and is now ranked as Top 2 in China’s online video market, according to iResearch’s report.

In terms of key financial metrics, Qiyi’s revenue has increased nearly 20 times from 2010 to 2011. Net loss as a percentage of its total net revenue has also decreased significantly in 2011 as compared to 2010 and is expected to further decrease in 2012. The net asset balance of Qiyi was positive as of December 31, 2011. In addition, Qiyi raised additional funding of RMB724 million (US$115 million) from third-party investors during 2011.

Based on the above considerations, the Company concluded that no impairment indicators were noted as of December 31, 2011.

(ii)	Recoverability of the related party loans receivable from Qiyi

As to the recoverability of the related party loans receivable from Qiyi, the Company respectfully advises the Staff that as of December 31, 2011 it had a total amount of RMB249.7 million related party loans receivable from Qiyi and a total amount of US$23.7 million, or RMB148.9 million, of related party loans payable to Qiyi, which arose in the ordinary course of business, as disclosed in Note 18 on page F-52 in the 2011 20-F. Thus, the Company’s net exposure to the related party loans receivable from Qiyi was approximately RMB100 million as of December 31, 2011.

As Qiyi is experiencing rapid growth as shown in the operating and financial data discussed above and given Qiyi’s recent financing, the Company does not expect that the recoverability of the loans receivable from Qiyi to be damaged.

The Company respectfully advises the Staff that due to the insignificance of the net exposure of the related party loans receivable, the Company did not believe it was necessary to disclose the recoverability of the related party loans receivable.

10.	We note that you spun off a group of assets to Youa and entities under common control and recognized a gain of $25.07 million arising from the difference between the fair value of your retained noncontrolling interest of 100% of ordinary shares in Youa and the carrying value of the assets spun off to Youa. Please clarify the entities under common control to which you are referring, and the ownership structure of these entities. Also, tell us if the carrying value of the assets that you de-recognized in connection with this transaction included an allocation of goodwill. If so, tell us how you determined this amount.

The Company would like to clarify that the Company spun off a group of assets to Youa.com, Inc. (“Youa”) and Youa’s wholly-owned subsidiaries as disclosed on page F-34 in the 2011 20-F. The Company respectively advises the Staff that the word “its” in the statement “to Youa and entities under its control” on page F-34 refers to Youa’s, not the Company’s.

In addition, the Company respectfully advises the Staff that the carrying value of the assets that the Company de-recognized in connection with the spin-off did not include an allocation of goodwill, as the amount of goodwill allocated to the group of assets was insignificant. In accordance with ASC 350-20-35-53, the allocation of goodwill was determined based on the relative fair value of the portion of the reporting unit being disposed of and the remaining portion of the reporting unit. Since the fair value of the group of assets that was spun off to Youa and Youa’s wholly-owned subsidiaries was de minimis as compared to the fair value of the remaining portion of the reporting unit, the amount of the allocated goodwill was not included in the carrying value of the de-recognized assets.

11.	We note that the fair value of your retained interest in Youa was estimated using the income approach. Tell us if you also gave any consideration to the purchase price of the third party interests in Youa in determining the fair value of the retained interest.

The Company respectfully advises the Staff that the Company used the income approach in determining the enterprise value of the disposed business by discounting the projected future cash flows and then allocated the enterprise value between the third-party interest and the interest retained by the Company. As part of the reasonableness test, the Company reconciled the fair value of third-party interest to the purchase price paid by the third party noting an immaterial difference.

Note 6. Other Assets, Current, page F-35

12.	Please tell us the purpose of your loans to financial institutions and the interest rates and repayment terms of these loans. Further, please clarify the terms of the bank notes that secure these receivables, including the party that is providing the security, and whether the funds that have been released to borrowers are also secured. Tell us your consideration to disclosing these factors.

The Company respectfully advises the Staff that the purpose of the Company’s loan to a financial institution, as part of its treasury management, was to generate safe and better return on the Company’s cash balance. In this transaction, the annualized interest rate was 6.5% and the term of the loan was 174 days. The financial institution secured the Company’s loan by issuing bank notes to the Company. The term of these bank notes varied from one to six months.

The Company respectively advises the Staff that the Company did not believe it was necessary to disclose the factors mentioned above in the 2011 20-F, as (i) both the principal and the interest were subsequently fully received by the Company prior to its filling of the 2011 20-F and (ii) the transaction was not significant to the Company’s consolidated financial statements.

Exhibits

13.	We note the Termination Agreement to the Proxy Agreement, filed as Exhibit 4.58 whereby Robin Yanhong Li transferred all the shares he held in Baidu HR to Baidu Online and then the transferee (Baidu Online) entered into a separate proxy agreement on the same date in the capacity of a current shareholder of Baidu HR. However, it appears from the Proxy Agreement filed as Exhibit 4.60 that Baidu Netcom Science Technology now holds the 100% equity interest in Baidu HR previously held by Mr. Li. Please explain these apparent inconsistencies. Also, tell us the business purpose for Mr. Li relinquishing his ownership interest in Baidu HR. In addition, explain further why Baidu Netcom (a VIE) is now the principal nominee shareholder of both BaiduPay and Baidu HR.

The Company respectfully submits that Baidu Netcom, instead of Baidu Online, is currently the principal nominee shareholder of Baidu HR, and the referenced inconsistency between Exhibit 4.58 and Exhibit 4.60 is due to an error made when translating Exhibit 4.58, originally in Chinese, to English. The Company proposes to make the following correction to the relevant sentence in Exhibit 4.58 in its future Form 20-F filings (added text is double underlined and deleted text shown by strikethrough):

WHEREAS, (1) Robin Yanhong Li signed the proxy agreement (the “Original Agreement”) as a shareholder of Baidu HR Consulting (Shanghai) Co., Ltd. (“Baidu HR”) with Baidu Online on December 28, 2010 in Beijing; (2) Robin Yanhong Li has transferred all the shares he held in Baidu HR to ~~Baidu Online~~ Baidu Netcom (the “Transferee”); (3) The Transferee has entered into a separate proxy agreement on the same date as this agreement in the capacity of a current shareholder of Baidu HR.

The Company operates an online payment platform through Baidu Pay and provides online employment agency services through Baidu HR. In order to conduct these businesses, Baidu Pay and Baidu HR are required to apply to the relevant government authorities for the requisite licenses. In practice, the government authorities have discretion with respect to the eligibility requirements for natural person shareholders versus legal entity shareholders of license applicants, and the application process for the license applicants with legal entity shareholders is relatively straightforward in general. Considering the change will not affect the Company’s control over the VIEs, the Company decided to have Baidu Netcom (instead of a natural person) be the principal nominee shareholder of Baidu Pay and Baidu HR. In addition, this arrangement reduces the number of natural person nominee shareholders of the VIEs within the group, which the Company believes help simplifying and managing the Company’s corporate structure while maintaining the Company’s effective control over the VIEs.

*        *        *

The Company hereby acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2011 20-F, please contact the undersigned at +86 10 5992-8999 or the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom at +852 3740-4850.

Very truly yours,

/s/ Jennifer Li
Jennifer Li Chief Financial Officer

cc:	Robin Yanhong Li, Chairman and Chief Executive Officer, Baidu, Inc.
Z. Julie Gao, Esq., Skadden, Arps, Slate, Meagher & Flom
KC Yau, Partner, Ernst & Young Hua Ming